Exhibit 99.1

FERRARI TO ANNOUNCE SECOND QUARTER 2026 FINANCIAL RESULTS ON JULY 30

Maranello (Italy), July 15, 2026 – Ferrari N.V. (“Ferrari”) (NYSE/EXM: RACE) announced today that its financial results for the second quarter of 2026 will be released on Thursday, July 30, 2026.

A live audio webcast and conference call of the 2026 Q2 results will begin at 2:30 p.m. BST / 3:30 p.m. CEST / 9:30 a.m. EDT on Thursday, July 30.

Details for accessing this presentation will be available in the Investors section of Ferrari’s corporate website at https://www.ferrari.com/en-EN/corporate prior to the event. Please note that registering in advance is required to access the conference call details. For those unable to participate in the live session, a replay will remain archived on Ferrari’s corporate website (https://www.ferrari.com/en-EN/corporate) for two weeks after the call.

For further information:
Media Relations
Email: media@ferrari.com

Ferrari N.V. Amsterdam, The Netherlands	Registered Office: Via Abetone Inferiore N. 4, I – 41053 Maranello (MO) Italy	Dutch trade registration number: 64060977